                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 24)

                    INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Nevada
--------------------------------------------------------------------------------
                  7)       Sole Voting Power                -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power              -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power           -0-
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power         -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           0.0%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Georgia
--------------------------------------------------------------------------------

                  7)       Sole Voting Power          -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power        -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power     -0-
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           0.0%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Nevada
--------------------------------------------------------------------------------

                  7)       Sole Voting Power          -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power        -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power     -0-
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           0.0%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Nevada
--------------------------------------------------------------------------------

                  7)       Sole Voting Power          -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power        -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power     -0-
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           0.0%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Transcontinental Reality Investors, Inc., FEI No. 94-6565852
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Nevada
--------------------------------------------------------------------------------

                  7)       Sole Voting Power          345,728
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power        -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power     345,728
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           345,728
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           24%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
     1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Income Opportunity Acquisition Corporation, FEI No. 13-4243609
--------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions)

           OO
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization

           Nevada
--------------------------------------------------------------------------------

                  7)       Sole Voting Power          -0-
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power        -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power     -0-
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power   -0-
--------------------------------------------------------------------------------
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

           -0-
--------------------------------------------------------------------------------
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)

           0.0%
--------------------------------------------------------------------------------
     14) Type of Reporting Person (See Instructions)

           CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 24 to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation ("IOT" or the "Company" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 23 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Company are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 452926-10-8.

         This Amendment No. 24 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including the disposition through certain transactions of a total of 781,773 Shares by certain of the Reporting Persons which resulted in the beneficial ownership of the Reporting Persons being decreased by approximately 54.3% of the number of Shares of the Issuer outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Amended Statement is hereby further amended as follows:

         This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation ("ARL"), its wholly-owned subsidiaries, Income Opportunity Acquisition Corporation, a Nevada corporation ("IOT AcqSub"), American Realty Trust, Inc., a Georgia corporation ("ART"), and its wholly-owned subsidiary, EQK Holdings, Inc., a Nevada corporation ("EQK"), Basic Capital Management, Inc., a Nevada corporation ("BCM"), IOT AcqSub and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ARL, ART, EQK, IOT AcqSub, BCM and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because (i) EQK is a wholly-owned subsidiary of ART. ART and IOT AcqSub are each wholly-owned subsidiaries of ARL, (ii) BCM owns approximately 76.2% of the outstanding securities of ARL, and (iii) BCM serves as the Advisor to ARL and TCI.

         On May 23, 2003, ARL issued a press release announcing that ARL's Board of Directors determined that it was not in the best interest of ARL to continue to pursue previously proposed mergers of IOT and TCI into subsidiaries of ARL. As a result, ARL requested the consent of the Securities and Exchange Commission (the "SEC") to ARL's withdrawal of its Registration Statement on Form S-4 (No. 333-83292) relating to the issuance of ARL stock in connection with the proposed mergers which request effectively terminates such proposed mergers. All references in the Amended Statement to such proposed mergers are now deleted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Amended Statement is hereby further amended as follows:

         (a) According to the latest information available from the Issuer, as of April 30, 2003, the total number of issued and outstanding Shares was 1,438,945 Shares. As of June 2, 2003, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

                Name                             No. of Shares Owned                   Approximate % Class
---------------------------------------- ------------------------------------- -------------------------------------
                  EQK                                    -0-                                   0.0%
                  ART                                    -0-                                   0.0%
                  ARL                                    -0-                                   0.0%
                  BCM                                    -0-                                   0.0%
                  TCI                                   345,728                               24.0%
             IOT AcqSub                                  -0-                                   0.0%
                                                                                               ----
         Totals:                                        345,728                               24.0%
                                                        =======                               =====

         Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:


                                                                 No. of Shares Beneficially            % of
Name of Director                                Entity                      Owned                      Class
----------------                                ------                      -----                      -----
Earl D. Cecil                                     TCI                      345,728                     24.0%
Ted P. Stokley                                    TCI                      345,728                     24.0%
Henry A. Butler                                   TCI                      345,728                     24.0%
Martin L. White                                   TCI                      345,728                     24.0%
                                                                           -------                     -----

         Total Shares beneficially owned                                   345,728                     24.0%
         by Reporting Persons and                                          =======                     =====
         individua listed above:

         (b) Each of the directors of TCI have shared voting and dispositive power over the 345,728 Shares held by TCI.

         (c) During the 60 calendar days ended June 2, 2003, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Shares or any other equity interest derivative thereof except as follows:

                  (i) On March 18, 2003, IOT AcqSub purchased 265,036 Shares pursuant to a cash tender offer at $19 per share (a total of $5,035,684) the consideration for which came from the working capital of IOT AcqSub.

                  (ii) On June 2, 2003, IOT AcqSub distributed as a dividend to ARL all 265,036 Shares at a value of $19 per share.

                  (iii) On June 2, 2003, ARL made a contribution to the capital of ART of the 265,036 Shares received from IOT AcqSub at a value of $19 per share, and ART in turn made a contribution to the capital of EQK of the same 265,036 Shares at a value of $19 per share which, when added together with the 409,935 Shares held by EQK resulted in EQK holding a total of 674,971 Shares.

                  (iv) Pursuant to a Stock Transfer Agreement dated June 2, 2003 (the "Transfer Agreement") between EQK and BCM, EQK sold to BCM, and BCM acquired from EQK, 674,971 Shares at a purchase price of $18.45 per share (a total of $12,453,214) for which BCM paid and delivered to EQK
         (x) 650,000 shares of TCI at a price of $18.35 per share (a total of $11,972,500), and (y) BCM's promissory note payable to the order of EQK in the stated principal amount of $525,714 bearing interest and payable as set forth therein (the "BCM Note"). The BCM Note bears interest at the Wall Street Journal prime rate plus 2% per annum, is unsecured and matures on June 30, 2004. The result of such transaction was that BCM acquired 674,971 Shares which, together with the 106,802 Shares held by BCM resulted in BCM owning and holding a total of 781,773 Shares (approximately 54.3% of the issued and outstanding IOT Shares).

                  (v) On June 2, 2003, BCM entered into a Stock Purchase Agreement with Syntek West, Inc., a Nevada corporation ("SWI"), pursuant to which BCM sold to SWI all 781,773 Shares at a price of $18.45 per share in cash (a total of $14,423,711), the purchase price for which was paid by SWI crediting the principal balance outstanding on a promissory note issued by BCM payable to the order of SWI in the stated principal amount of $21,000,000, which bears interest at the Wall Street Journal prime rate plus 2% per annum and matures on June 30, 2004.

After giving effect to the foregoing transactions, each of IOT AcqSub, ARL, ART and BCM ceased to be the holder of any Shares of IOT, leaving only TCI as a Reporting Person holding and owning 345,728 Shares which constitute approximately 24% of the total issued and outstanding IOT Shares.

         (d) No person other than the Reporting Person or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of the Reporting Persons, subject to the matters set forth in Item 6 below.

         (e) After giving effect to the transactions occurring on June 2, 2003, among IOT AcqSub, ARL, ART, EQK and BCM, IOT AcqSub, ARL, ART, EQK and BCM each cease to be the holder of any Shares of IOT, and cease to be the beneficial owners of more than 5% of the shares of IOT, leaving only TCI as a Reporting Person holding and owning 345,728 Shares which represent approximately 24% of the issued and outstanding IOT Shares. Therefore, the date on which IOT AcqSub, ARL, ART, EQK and BCM ceased to be the beneficial owners of more than 5% of the Shares was June 2, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 of the Amended Statement is hereby further amended to read as follows:

         All 345,728 Shares owned by TCI are located at a brokerage firm in a cash account (not margin account), and do not serve as "collateral" for any borrowings pursuant to any margin account arrangement or otherwise.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.


                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 24 to Statement on Schedule 13D is true, complete and correct.

Dated: June 3, 2003.

                                      AMERICAN REALTY INVESTORS, INC.

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough
                                               Executive Vice President

                                      AMERICAN REALTY TRUST, INC.

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough,
                                               Executive Vice President

                                      EQK HOLDINGS, INC.

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough,
                                               Vice President

                                      BASIC CAPITAL MANAGEMENT, INC.

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough,
                                               Executive Vice President

                                      TRANSCONTINENTAL REALTY INVESTORS, INC.

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough,
                                               Executive Vice President

                                      INCOME OPPORTUNITY ACQUISITION
                                      CORPORATION

                                               /s/ Ronald E. Kimbrough
                                      By:
                                          --------------------------------------
                                               Ronald E. Kimbrough, President